TomTom N.V. Nominates Two New Supervisory Board Members

Amsterdam, 29 March 2007 - The Supervisory Board of TomTom N.V. will propose to the Annual General Meeting of Shareholders on 25 April 2007 to appoint Mr. Karel Vuursteen and Mr. Rob van den Bergh as new members of its Supervisory Board. In accordance with the Dutch Corporate Governance Code, the appointments will be for a maximum period of four years.

Mr. Karel Vuursteen (1941) is currently a member of the Board of Directors of Heineken Holding N.V. He also serves as a member of the Supervisory Board of Akzo Nobel N.V. and ING Groep N.V., as a member of the Shareholders' Committee of Henkel KGaA and as a member of the Advisory Board of CVC Capital Partners B.V. He was also formerly Chief Executive Officer of Heineken N.V. From 1968 to 1991 he held several international management positions within Royal Philips Electronics N.V. Mr. Karel Vuursteen brings extensive international, marketing, consumer electronics and governance experience to the company.

Mr. Rob van den Bergh (1950) currently serves as Chairman of the Supervisory Board of N.V. Deli Universal and as a member of the Supervisory Board of ABN AMRO Holding N.V., Buhrmann N.V. and Pon Holdings B.V. He is also a member of the Investment Committee of NPM Capital N.V. and a member of the Advisory Board of CVC Capital Partners B.V. From 1986 to 2000 he held several management positions within VNU N.V. (currently Nielsen Media Research). Mr. Rob Van den Bergh has considerable management experience and TomTom will also benefit from his US experience and his knowledge of the content business.

Mr. Doug Dunn's term of office will expire at the date of the Annual General Meeting of Shareholders. He will be nominated for re-appointment for a new term of four years.

These appointments will increase the Supervisory Board from three to five members which requires the establishment of an Audit Committee, Selection Committee and Remuneration Committee under the Dutch Corporate Governance Code. Following the appointments at the Annual General Meeting of Shareholders, these committees will be established from among the members of the Supervisory Board.

Details of TomTom's 2007 Annual General Meeting of Shareholders including the Agenda with explanatory notes and the Power of Attorney Form can be found on the Investor Relations website at http://investors.tomtom.com .

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170